SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATE FINANCE
OFFICE OF INTERNATIONAL CORPORATE FINANCE
JUDICIARY PLAZA
450 FIFTH STREET [redacted]
WASHINGTON DC

02015327

02 FEB 22 AM 8:45

SUPPL

Madrid, February 2002

Re: TelePizza, S.A.(FILE NUMBER 82-5001)
ONGOING DISCLOSURE PURSUANT TO RULE 12 g3-2 (b) under the Securities Exchange Act of 1934

PROCESSED
MAR 05 2002
THOMSON FINANCIAL

Ladies and Gentlemen:

On behalf of TelePizza, S.A., (The company) and pursuant to the requirement of Rule 12g3-2(b) under the U.S.Securities Exchange Act of of 1934, as amended (the (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the SEC).

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents list below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of Spain, (ii) filed or become required to file with the Comisión Nacional del Mercado de Valores (The Spanish National Securities Market Commission or the "CNMV") and the Madrid , Barcelona , Bilbao and Valencia Stock Exchange (the Spanish Stock Exchanges" and which was or will be made public by the CNMV or the Spanish Stock Exchange, respectively or (iii) has distributed or become required to distribute to its security holders.

EXHIBIT 1.- The Company informs that

TelePizza S.A. and the Greek company Goody's SA have decided in mutual agreement to suspend the joint plans that would have been developed through the Greek company TelePizza Hellas.

The operations in United Kingdom and Morocco have been ended, in line with the strategy to focus on those zones that are demonstrating a suitable profitability.

One TelePizza free standing store and four TelePizza/Campero combined stores have been opened in the city of Guatemala .

If you should have any questions or comments, please call the undersigned at 001 34 91 657 6200.

Very truly yours

Igor Albiol
Controller Director

Checks made through the Databases
Of Official Registries

Outstanding facts and other information

TELE PIZZA, S.A.

Date: 02/01/2002 **Outstanding Information 33268**

The Company informs that, TelePizza S.A. and the Greek company Goody's SA, after a review of the current circumstances of the project, have decided in mutual agreement to suspend the joint plans that would have been through the Greek company TelePizza Hellas.

Spanish Stock Exchange Commission
Paseo de la Castellana, 19
28046 MADRID

ATT. D. Antonio Mas Sirvent
(General Direction of Market Supervision)
Fax no: 91/585.16.62
Number of pages: 1

COMMUNICATION OF RELEVANT FACT

Madrid February 22nd, 2002.

In compliance with the provisions of Sec. 82 of the 24/1988 Act dated 28 July for the Stock Exchange, we hereby inform, for the purposes of its registration in the public records of the Spanish Stock Exchange Commission (*Comisión Nacional del Mercado de Valores*), the following relevant fact:

TelePizza S.A. and the Greek company Goody's SA, after a review of the current circumstances of the project, have decided in mutual agreement to suspend the joint plans that would have been developed through the Greek company TelePizza Hellas.

Notwithstanding the above, TelePizza and Goody's are willing to sign a Memorandum of Understanding by which the two companies commit themselves to cooperate in any future business related with the exploitation of pizza stores in Greece or with the development of some of Goody's activities in other countries in which TelePizza S.A. is active.

TelePizza, S.A. has ended its operations in United Kingdom and Morocco. This decision is in line with its broad strategy to focus on those zones that are demonstrating a suitable profitability.

On the other hand, in the last days a TelePizza free standing store and four TelePizza/Campero combined stores have been opened in the city of Guatemala

By: D. Javier Gaspar Pardo de Andrade
Non-Board Member of TELE PIZZA, S.A.